December 5, 2017

VIA ELECTRONIC TRANSMISSION

Samantha Brutlag

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re: Baron Select Funds (the “Registrant”)—Securities and Exchange Commission (“SEC” or the “Staff”) Review of Post-Effective Amendment No. 50 to the Registration Statement on Form N-1A, File Nos. 333-103025; 811-21296 (Baron WealthBuilder Fund or the “Fund”)

Dear Ms. Brutlag:

This letter is in response to comments that the Registrant received verbally from the Staff on November 27, 2017 in connection with the Registrants’ Post-Effective Amendment No. 50 to the Registration Statement on Form N-1A as filed with the SEC on October 13, 2017.

In addition, in connection with this filing, the Registrant hereby states the following:

1.	The Registrant acknowledges that in connection with the comments made by the Staff, the Staff has not passed generally on the accuracy or adequacy of the disclosure made herein, and the Registrant and its management are responsible for the content of such disclosure;

2.	The Registrant acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments do not foreclose SEC action, or other action, with respect to the disclosure made herein; and

3.	The Registrant represents that neither the Registrant nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding brought by the SEC or any other person under the federal securities laws of the United States.

The Registrant’s responses to the Staff’s comments are as follows:

COMMENT 1: Summary Prospectus— Formatting

Comment: The Staff suggests that the Registrant move the Fund name headings to the left side of each page and to increase the font size.

Response: The Registrant has revised the Fund name headings accordingly.

COMMENT 2: Summary Prospectus— Fees and Expenses of the Fund—Annual Fund Operating Expenses

Comment: The Staff requests that the Annual Fund Operating Expenses table be completed one week prior to the effectiveness of the Registration Statement.

Response: The Registrant will complete the Annual Fund Operating Expenses table one week prior to the effectiveness of the Registration Statement.

COMMENT 3: Summary Prospectus— Fees and Expenses of the Fund—Annual Fund Operating Expenses

Comment: The Staff requests that the Registrant disclose in the footnote to the Annual Fund Operating Expenses table that acquired fund fees and expenses are based on estimated amounts for the current fiscal year.

Response: The Registrant has included the disclosure accordingly.

COMMENT 4: Statutory Prospectus—Additional Investment Strategies

Comment: The Staff suggests that, on page 11, under Additional Investment Strategies where it states that the Underlying Funds may invest in debt securities of all types and repurchase agreements for those securities, the Registrant consider including maturity and quality parameters of debt securities and including a credit risk in the Additional Investment Risks section of the prospectus.

Response: The Registrant has revised disclosure regarding debt securities accordingly and has included a credit risk in the Additional Investment Risks section of the prospectus.

COMMENT 5: Statutory Prospectus—Additional Investment Strategies

Comment: The Staff suggests that on page 12, where it states that the Underlying Funds may enter into swap transactions, the Registrant consider including a swap risk in the Additional Investment Risks section of the prospectus or explain to the Staff why it is not necessary.

Response: The Registrant has included a swap risk in the Additional Investment Risks section of the prospectus.

COMMENT 6: Statutory Prospectus—Additional Investment Strategies/Additional Investment Risks

Comment: The Staff request that the Registrant clarify whether the Additional Investment Strategies and Additional Investment Risks are principal investment strategies and risks of the Funds and confirm to the Staff that all principal investment strategies and risks are included in the relevant sections of the summary prospectus of the Fund.

Response: The Registrant has included language to make it clear that the additional investment strategies and risks may be principal investment strategies and risks of the Fund at any time depending on the Adviser’s allocation to the underlying funds. The Registrant confirms that all principal investment strategies and risks are included in the relevant sections of the summary prospectus of the Fund.

COMMENT 7: Statutory Prospectus—Management of the Fund

Comment: The Staff noted that there is a placeholder for fee disclosure on page 21 of the prospectus and requests that the Registrant revise to include the necessary disclosure.

Response: The Registrant has included the necessary disclosure.

COMMENT 8: Statutory Prospectus—Redemptions

Comment: The Staff suggests that the Registrant include redemption in-kind disclosure required by Item 11(c) regarding Redemption of Fund Shares.

Response: The Registrant has included redemption in-kind disclosure required by Item 11(c) regarding Redemption of Fund Shares. Please see page 29 of Post-Effective Amendment No. 50.

Please do not hesitate to contact me at 212-583-2119 if you have any questions or require anything further.

Very truly yours,

/s/ Patrick M. Patalino
Patrick M. Patalino
General Counsel

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